Exhibit 21.1

List of Subsidiaries of Carbon Revolution Public Limited Company (formerly known as Poppetell Limited and Carbon Revolution Limited)

Name of Subsidiary	Jurisdiction
Carbon Revolution Limited	Australia
Carbon Revolution Operations Pty Ltd	Australia
Carbon Revolution Technology Pty Ltd	Australia
Carbon Revolution (USA) LLC	United States
Carbon Revolution (UK) Limited	United Kingdom